January 4, 2005

VIA EDGAR

Tamara Brightwell, Esq.
U.S. Securities ands Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Power Save International, Inc. ("the Company")
    Request for Withdrawal of Post Effective Amendment No. 1 ("Amendment 1") to the Company Registration Statement on Form SB-2A
    SEC File Number 333-33890

Dear Ms. Brightwell:

Pursuant to Rule 477(a) under the Securities Act of 1933, the Company requests withdrawal of Amendment 1 to the Company's Registration Statement on Form SB-2A. Amendment 1 was filed via EDGAR on November 10, 2004 (accession no. 0001116502-04-002614) for the purpose of increasing the number of shares and reducing the offering price and including the latest audited financial statements.

The Company is requesting withdrawal of the Amendment pursuant to information received by the Company from Staff that Amendment 1 did not qualify for the treatment under Rule 462(b) of the Securities Act of 1933 as the Company had intended. The offering has been completed pursuant to the original registration statement.

If you have any questions or comments, please contact Tomer Tal, Esq. of New Venture Attorneys PC at 530-745-0373.

Sincerely,

Power Save International, Inc.

/s/ Russell Smith
--------------------
Russell Smith
President